EXHIBIT 12
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter			Nine months
	ended September 30		,	ended September 30		,
(in millions)	2007	2006		2007	2006

Earnings, including interest on deposits (1):
Income before income tax expense	$3,460	$3,240		$10,104	$9,469
Fixed charges	3,999	3,406		10,615	9,266

	$7,459	$6,646		$20,719	$18,735

Fixed charges (1):
Interest expense	$3,943	$3,352		$10,449	$9,107
Estimated interest component of net rental expense	56	54		166	159

	$3,999	$3,406		$10,615	$9,266

Ratio of earnings to fixed charges (2)	1.87	1.95		1.95	2.02

Earnings, excluding interest on deposits:
Income before income tax expense	$3,460	$3,240		$10,104	$9,469
Fixed charges	1,781	1,409		4,599	3,993

	$5,241	$4,649		$14,703	$13,462

Fixed charges:
Interest expense	$3,943	$3,352		$10,449	$9,107
Less interest on deposits	2,218	1,997		6,016	5,273
Estimated interest component of net rental expense	56	54		166	159

	$1,781	$1,409		$4,599	$3,993

Ratio of earnings to fixed charges (2)	2.94	3.30		3.20	3.37

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.